FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,911,921	560,000

4	Total consideration paid or payable for the shares	$598,945,388.68	$22,861,384.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.45 date: 23 -Feb 07 lowest price paid: $37.87 date: 29 Nov 06	highest price paid: $41.13 lowest price paid: $40.62 highest price allowed under rule 7.33: $42.98

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$578,193,227.32

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 28 Feb 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,471,921	809,355

4	Total consideration paid or payable for the shares	$621,806,772.68	$32,387,311.55

		Before previous day	Previous day

5	If buy-back is an on-market buy-	highest price paid: $41.45	highest price paid: $40.40
	back	date: 23 -Feb 07

		lowest price paid: $37.87	lowest price paid: $39.88
date: 29 Nov 06
highest price allowed under rule 7.33: $43.00

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$545,805,915.77

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 01 Mar 07

Print name:	BRENDAN T CASE, Associate Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 13 March 2007	Name: Michaela J Healey
Title: Company Secretary

GROUP SECRETARIAT

500 Bourke Street
Melbourne
Victoria   3000
Australia

Telephone   61 3 8641 4160
Facsimile     61 3 8641 4927

13 March 2007

Company Announcements Office
Australian Stock Exchange Limited

National Australia Bank Limited
CHANGE OF REGISTERED OFFICE

In accordance with Listing Rule 3.14, we advise that with effect from 13 March 2007, the registered office of the Company will be:

LEVEL 34, 500 BOURKE STREET

MELBOURNE VIC 3000

There is no change to the telephone or fax numbers

MJ HEALEY

Group Company Secretary

National Australia Bank Limited